SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED
(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

RICHARD M. KOSNIK, ESQ.
SINA R. HEKMAT, ESQ.
Jones Day
222 East 41st Street
New York, NY 10017

Back to Contents

EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999 at the start of the third stage of European economic and monetary union. In this Annual Report, references to “Deutsche Mark” or “DM” are to the former national currency unit of the Federal Republic, which was a legal tender until January 1, 2002 as a non-decimal sub-unit of the euro, and references to “U.S. dollars” or “$” are to United States dollars. On December 31, 1998, the DM/EUR conversion rate was irrevocably fixed at DM 1.95583 per euro.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Back to Contents

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

	(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2003 was EUR 26,253,934,620.

	(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt of Rentenbank,” note 2 to the table of p. 65 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Funded Debt of Rentenbank”, note 2 to the table on p. 65 of Exhibit (d), which is hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of Rentenbank.

Not applicable.

(2) Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

	(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2003 was EUR 2,781,056,903.

	(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

Back to Contents

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2003 was (in millions):

U.S. dollar		$1,144
Japanese yen	JPY	113,200
Danish kroner	DKK	361
Australian dollar	AUD	290
New Zealand dollar	NZD	131
Swiss francs	CHF	58
Pound sterling	GBP	15

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section — Management’s Comments on the Consolidated Financial Statements”; “Financial Statements — Unconsolidated Profit and Loss Account”; “Notes to Financial Statements — Accounting and Valuation Methods”, and “Notes to Financial Statements — Explanatory Notes on the Profit and Loss Account”, pp. 29, 37, 43, 44, 54, 55 and 60 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a) If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2003.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2003.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Back to Contents

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

	(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic outstanding as of December 31, 2003 was EUR 819.2 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information — I. Direct Debt of the Federal Government — Summary”, p. G-31 of Exhibit (d), which is hereby incorporated by reference herein.

	(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2003, the Federal Republic had external funded indebtedness of EUR 0.1 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information — I. Direct Debt of the Federal Government”, pp. G31 to G-34 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1) Total amount held by or for the account of the Federal Republic.

Not applicable.

(2) Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

	(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness, which is defined as the proportion of total internal funded indebtedness that is payable during calendar year 2004, of the Federal Republic outstanding as of December 31, 2003 was EUR 146.6 billion. (Source: Estimate of the

Back to Contents

Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information — I. Direct Debt of the Federal Government — Summary”, p. G-31 of Exhibit (d), which is hereby incorporated by reference herein.

(b) External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

As of December 31, 2003, the Federal Republic had external floating indebtedness of EUR 1.5 billion.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany — Public Finance”, pp. G-23 to G-29 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a) If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2003.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2003.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect to the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany — Monetary and Financial System — Money Supply and Prices” and “The Federal Republic of Germany — Monetary and Financial System — Official Foreign Exchange Reserves”, pp. G-18 to G-20 of Exhibit (d), which are hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany — The Economy — International Economic Relations”, pp. G-14 to G-17 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such info rmation was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the Federal Republic has published balances of international payments.)

Back to Contents

See “The Federal Republic Germany — The Economy — International Economic Relations”, pp. G-14 to G-17 of Exhibit (d), which are hereby incorporated by reference herein.

This annual report comprises:

(a)	Pages numbered 1 to 9, consecutively,

(b)	The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-25 and G-28 of Exhibit (d) hereto).

Exhibit (d)	-	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 17, 2004.

Exhibit (e)	-	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	-	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 17 day of May, 2004.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Uwe Zimpelmann

	Name:	Dr. Uwe Zimpelmann
	Title:	Managing Director Member of the Management Board

By:	/s/ Martin Middendorf

	Name:	Martin Middendorf
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of
Germany (pp. G-25 and G-28 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the
Federal Republic of Germany, dated May 17, 2004.

(e)	Consent of Deloitte & Touche.

(f)	Consent of the Federal Republic of Germany.